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                   U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549
                                 FORM 4
                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: Jeff W. Holmes
       600 Highway 50, Pinewild at Marla Bay, Unit 101, Zephyr Cove,
        Nevada 89448
2.   Issuer Name and Ticker or Trading Symbol:
        Barbecue Capital Corp. "BBQA"
3.   IRS or Social Security Number of Reporting Person (Voluntary):
4.   Statement for Month/Year: September 26, 2002
5.   If Amendment, Date of Original (Month/Year):
6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: President
7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1.  Title of Security:  Common Stock
2.  Transaction Date (Month/Day/Year): September 26, 2002
2A. Deemed Execution Date, If Any (Month/Day/Year) NA-Private Sale
3.  Transaction Code: S
4.  Securities Acquired (A) or Disposed of (D): Amount: (D) 700,000
5.  Amount of Securities Beneficially Owned at End of Month: -0-
6.  Ownership Form:  Direct (D) or Indirect (I): NA
7. Nature of Indirect Beneficial Ownership: Mr. Holmes and his children disposed of shares in Barbecue. Mr. Holmes' children each sold 50,000 shares totaling 150,000 shares and Mr. Holmes sold 550,000 shares.

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1.  Title of Derivative Security:
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (Month/Day/Year):
3A. Deemed Execution Date, If any (Month/Day/Year)
4.  Transaction Code:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable and Expiration Date (Month/Day/Year):
7.  Title and Amount of Underlying Securities:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned at End of Month: -0-
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
11. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Signature of Reporting Person:
/s/
-----------------------------
Jeff W. Holmes
Date:     September 27, 2002